June 28, 2000

Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA  22312-2413

Gentlemen:

     We are transmitting Form 11-K Annual Report for the retirement savings plan for Indiana Energy, Inc.
for the fiscal year ended December 31, 1999, pursuant to
Section 15(d) of the Securities Exchange Act of 1934.

                    Very truly yours,


                    /s/Joseph E. Rosebrock
                    Joseph E. Rosebrock


             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549
                          FORM 11-K

                        ANNUAL REPORT



Pursuant to Section 15(d) of the Securities Exchange

 Act of 1934 For the Fiscal Year Ended

December 31, 1999

A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

  Indiana Energy, Inc.
  Retirement Savings Plan
  1630 North Meridian Street
  Indianapolis, IN  46202

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

  Indiana Energy, Inc.
  1630 North Meridian Street
  Indianapolis, IN  46202

ITEM 1 - Changes in the Plan

        Effective October 1, 1997, Indiana Energy, Inc.

        became the sponsor, replacing Indiana Gas Company,

        Inc.

ITEM 2 - Changes in Investment Policy

         None

ITEM 3 - Contributions Under the Plan

         None

ITEM 4 - Participating Employees
         Approximately 1,249 employees were participants in the Plan at December 31, 1999.

ITEM 5 - Administration of the Plan

          (a)  The following table sets forth the
          names of the persons who administer the Plan and all positions or offices held with the issuer, Indiana Energy, Inc. (IEI) and affiliated companies. Each person acts as a member of the Plan Committee and has an address at 1630 North Meridian Street,
          Indianapolis, Indiana 46202.

                      Positions or Officers with
Name                  issuer or Affiliate

Niel C. Ellerbrook    President & Chief Executive
                      Officer of IEI and IGC and
                      President of IEI Services

Paul T. Baker         Executive Vice President
                      & Chief Operating Officer of IGC

Steven M. Schein      Vice President and Treasurer of
                      IEI, IGC and IEI Services

Thomas J. Zabor       Vice President of Human
                       Resources of IEI Services


           As of December 31, 1999, the trust fund was managed by T. Rowe Price, as trustee.

           (b)  The members of the Plan committee
           received no compensation from the Plan for Services as members of the Plan Committee during the fiscal year ended December 31, 1999. See Item 6(b) for information concerning compensation of the trustee.



ITEM 6 - Custodian of Investments


           (a)  Since July 1, 1995, T. Rowe Price, P.O.
           Box 17215, Baltimore, MD 21297-0354, has acted as custodian of the securities and other investments of the Plan.

           (b)  Not Applicable

           (c)  Custodian is exempt under ERISA from
           having to furnish
           any bond in connection with the custody of security investments or other assets of the Plan.


ITEM 7 - Reports to Participating Employees

           Employees participating in the plan receive annual summaries of the operations of the Plan
           (including financial data) and quarterly statements of participant accounts reflecting account balances, contributions to the account, and earnings for the account.
ITEM 8 - Investment of Funds

          (a)  (1) Not Applicable

          (b)  (2) Not Applicable

          (c)  Not Applicable

ITEM 9 - Financial Statements and Exhibits

          (a)  The following financial statements are
             included in this Form 11-k:


        Report of Independent Public Accountants

        Statement of Net Assets Available for Benefits as of December 31,1999

        Statement of Net Assets Available for Benefits as of December 31,1998

        Statement of Changes in Net Assets Available for
        Benefits for the year ended December 31, 1999

        Statement of Changes in Net Assets Available for
        Benefits for the year ended December 31, 1998

        Notes to Financial Statements


                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan committee has duly caused this annual report to be signed by the Undersigned thereunto duly authorized.

                       INDIANA ENERGY, INC.
                       RETIREMENT SAVINGS PLAN

                       By:  The Plan Committee
                       as Plan Administrator


                       /s/Niel C. Ellerbrook
                       Niel C. Ellerbrook

                       /s/Paul T. Baker
                       Paul T. Baker


                       /s/Steven M. Schein
                       Steven M. Schein


                       /s/Thomas J. Zabor
                       Thomas J. Zabor


Date:  June 28, 2000




                    INDIANA ENERGY, INC.
                     ===================

                   RETIREMENT SAVINGS PLAN
                  ========================


              AS OF DECEMBER 31, 1999 AND 1998

                        TOGETHER WITH

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    INDIANA ENERGY, INC.

                   RETIREMENT SAVINGS PLAN

                INDEX TO FINANCIAL STATEMENTS



                                                  Page

Report of Independent Public Accountants          1

Statements of Net Assets Available for Benefits   2

Statements of Changes in Net Assets Available
   for Benefits                                   3

Notes to Financial Statements                     4-7

Item 27a - Schedule of Assets Held for            8
Investment Purposes

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Vectren Corporation
Investment Committee:

We have audited the accompanying statements of net assets available for benefits of the INDIANA ENERGY, INC.
RETIREMENT SAVINGS PLAN as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United
States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                           ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
June 13, 2000.


                           INDIANA ENERGY, INC.

                          RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     AS OF DECEMBER 31, 1999 AND 1998

                                                  1999          1998
ASSETS:
  Investments, at market value (Note 2)-
      Indiana Energy, Inc. Common Stock Fund  $25,585,771    $34,383,457
      Common Trust Fund                         9,176,232      9,502,871
      Mutual Funds                             37,328,943     32,132,982
      Participants' loans                       2,534,279      2,546,711
                                              -----------    -----------
          Total investments                    74,625,225     78,566,021

  Receivables-
      Employer contribution                        27,042        901,227
      Employee contributions                       62,110              -
                                              -----------    -----------
        Total receivables                          89,152        901,227
                                              -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS             $74,714,377    $79,467,248
                                              ===========    ==========

[FN]
     The accompanying notes are an integral part of these statements.


                           INDIANA ENERGY, INC.

                          RETIREMENT SAVINGS PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                  1999         1998
ADDITIONS:
  Investment income-
    Interest income                           $   224,930     $   248,495
    Dividend income                             4,277,932       3,436,186
    Unrealized appreciation                    (7,316,858)      2,233,694
     (depreciation) of investments
    Realized loss on investments                 (567,993)       (215,176)
    Other income (expense), net                        86          25,722
                                              -----------     -----------
        Total investment income                (3,381,903)      5,728,921

  Contributions-
    Employee                                    3,119,696       2,975,113
    Employer                                    1,355,598       2,156,356
                                              -----------     -----------
        Total contributions                     4,475,294       5,131,469


DEDUCTIONS:
    Distribution of benefits to participants   (5,846,262)     (5,684,389)
                                              -----------     -----------
        Net increase (decrease)                (4,752,871)      5,176,001

NET ASSETS AVAILABLE FOR PLAN BENEFITS

  Beginning of year                            79,467,248      74,291,247
                                              -----------      ----------
  End of year                                 $74,714,377     $79,467,248
                                              ===========     ===========

[FN]
     The accompanying notes are an integral part of these statements.

                    INDIANA ENERGY, INC.

                   RETIREMENT SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

     a.  General

The Retirement Savings Plan (the Plan) sponsor is Indiana Energy, Inc. (the Company). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Company serves as the plan administrator. An Investment Committee (Plan Committee) has been appointed by the Board of Directors of the Company to administer the Plan. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

On March 31, 2000, Indiana Energy, Inc. and SIGCORP, Inc. completed a merger to form a new holding company named Vectren Corporation (Vectren). As provided for in the merger agreement, Indiana Energy, Inc. shareholders received one share of Vectren common stock for each share of Indiana Energy, Inc. held at the March 31, 2000 closing date. SIGCORP, Inc. shareholders received 1.333 shares of Vectren common stock for each share of SIGCORP, Inc. held at the March 31, 2000 closing date.

As a result of the merger, shares of Indiana Energy, Inc. held by the Plan in the Indiana Energy, Inc. Common Stock Fund were converted on a one for one basis into shares of Vectren. On March 31, 2000, the Plan was converted to the Vectren Corporation Retirement Savings Plan. However, there have been no modifications to plan provisions.

As a result of the merger, the Indiana Energy Inc.
Investment Committee was renamed the Vectren Corporation
Investment Committee.  The Vectren Corporation Investment
Committee will administer the Plan.

     b.  Participation

Effective January 1, 1999, participation in the Plan will be limited to those employees age twenty-one (21) or older who have completed at least one hour of service and are expected to complete 1,000 hours of service during their first 12 months of employment. Employees under the age of 21 will be eligible to enter on April 1 or October 1 upon meeting the age and hour requirements listed above. Employees covered by a collective bargaining agreement become eligible to participate upon the completion of one year of service or are employed for six months, whichever occurs first, and, have attained the age of twenty-one (21). Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

     c.  Contributions and Vesting

Plan participants may elect to contribute up to 19% of their eligible compensation. All participants' contributions are fully vested. The Company matches 100% of the first 6% of eligible compensation contributed by employees. Company contributions become fully vested after a participant has completed five years of service. Participants may also contribute any unused flexible benefit dollars to the Plan with the Company matching this contribution at 50%.
Flexible benefit dollars become available for contribution into the Plan when they are not used by the participant to purchase various non-retirement benefits provided by the Company.

Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in 5% increments in the Indiana Energy, Inc. Common Stock Fund and the seven T. Rowe Price Mutual funds as directed by participants.

     d.  Distributions

Upon termination, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years. If a lump sum is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account (IRA). Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive investments in the Indiana Energy, Inc. Common Stock Fund in whole shares with fractional shares paid in cash. Effective January 1, 1993, the Unemployment Compensation Amendments Act of 1992 requires income tax withholding at a rate of 20% for any eligible rollover distribution that is not directly transferred to another qualified plan or IRA before reaching normal retirement age of 65. This withholding requirement may not be waived by the participant receiving the distribution. Distributions made to participants who have reached age 70-1/2 are not subject to the 20% withholding requirement.

     e.  Forfeited Accounts

At December 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $87,300 and $88,400, respectively. These accounts will be used to reduce future employer contributions. Also, employer contributions were reduced by approximately $32,000 and $-0- from forfeited, nonvested accounts in 1999 and 1998, respectively.

     f.  Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their account with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the plan committee and is secured by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the plan committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.

A participant may have no more than one loan outstanding at any point in time. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 1999 and 1998, there were 302 and 340 participant loans outstanding, respectively.

     g. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investment management fees paid by the Plan for investment management services amounted to $4,000 and $3,900 for the year ended December 31, 1999 and 1998, respectively, and are included in other income (expense) in the accompanying Statements of Changes in Net Assets Available for Benefits.

     h.  Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

     i.  Trustee Fees and Administrative Costs

Trustee fees and recordkeeping costs are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

Account records maintained by the Trustee are on the cash basis. The accompanying financial statements have been prepared on an accrual basis.

     b.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     c.  Investments

Investments are stated at current market value (see Schedule
I).  Investment transactions are reported on the trade date.

The following presents investments that represent 5% or more of the Plan's net assets.

                                               December 31,
                                        ---------------------------
                                           1999            1998
Indiana Energy, Inc. Common Stock Fund  $25,585,771    $34,383,457
T. Rowe Price-
 Stable Value Common Trust Fund           9,176,232      9,502,871
 Equity Income Fund                      13,539,000     13,605,456
 Balanced Fund                            8,808,720      7,977,911
 New Horizons Fund                        4,176,322      2,972,385
 Equity Index 500 Fund                    6,659,535      4,607,178

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(7,814,975) and $2,018,518, respectively, as follows:


                                          1999             1998
           Mutual Funds             $ 1,904,647        $2,105,555
           Indiana Energy, Inc.
           Common Stock Fund         (9,789,498)          (87,037)
                                    -----------        ----------
                                    $(7,884,851)       $2,018,518
                                    ===========        =========

     d.  Adoption of Statement of Position 99-3

The Accounting Standards Executive Committee issued
Statement of Position ("SOP") 99-3, "Accounting for and
Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.  TAX STATUS

The Company has made certain amendments to the Plan since receiving its last determination letter, dated April 19, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under IRC Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

                                                 SCHEDULE I


                    INDIANA ENERGY, INC.

                   RETIREMENT SAVINGS PLAN

 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   AS OF DECEMBER 31, 1999

                      EIN (35-1654378)


                                               Market Value

INVESTMENTS:
  *Indiana Energy, Inc. Common Stock Fund     $25,585,771

  *T. Rowe Price-

    Stable Value Common Trust Fund              9,176,232

    Equity Income Fund                         13,539,000

    Balanced Fund                               8,808,720

    International Stock Fund                    2,220,027

    New Horizons Fund                           4,176,322

    Equity Index 500 Fund                       6,659,535

    Spectrum Growth Fund                        1,925,339

  Participants' loans, interest ranging         2,534,279
   from 7.0% to 10.0%
                                              -----------
                                              $74,625,225
                                              ===========


        * Represents parties-in-interest to the Plan.

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated June 23, 2000, included in this Form 11-K, into Indiana Energy, Inc.'s previously filed
Registration Statement File No. 333-89221.




                                       ARTHUR ANDERSEN LLP




Indianapolis, Indiana,
June 28, 2000.